United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		July 31, 2018
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

Part I - Registrant Information

ECOLOGY & ENVIRONMENT INC
Full Name of Registrant
N/A
Former Name if Applicable
368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)
Lancaster, New York 14086
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to finalize its accounting for gross revenue recorded during the fiscal year ended July 31, 2018, and to complete the analysis and presentation of its financial statements.

Significant Change in Operations for the Fiscal Year Ended July 31, 2018

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Significant Change in Operations for the Fiscal Year Ended July 31, 2018

  Enactment of the Tax Cuts and Jobs Act (the “Tax Act”) resulted in one-time net adjustments that increased our income tax provision by approximately $0.6 million and effectively reduced earnings by $0.15 per share during fiscal year 2018.

  Certain unusual transactions and adjustments during fiscal year 2017, including the reduction of reserves related to project disallowances, adjustments related to activities of dormant subsidiaries, and costs associated with a shareholder’s contest of the Company’s two Class A director nominees, resulted in a net $0.7 million increase to net income and effectively increased earnings by $0.17 per share during fiscal year 2017.

  The impacts of the Tax Act recorded during fiscal year 2018 and the unusual activity recorded during fiscal year 2017 resulted in a combined net decrease in fiscal year 2018 earnings of $1.3 million, or $0.32 per share. Excluding this unusual activity, net income from U.S. operations decreased during fiscal year 2018 as a result of lower project revenues. Throughout most of fiscal year 2018, we experienced a trend of longer periods being required by various prospective commercial and federal clients to make contract award decisions, fund projects, define project scopes and schedule project work.

  Net income from our South American operations increased primarily as a result of higher revenues at each of our significant subsidiaries in South America. Economic downturns that adversely affected our South American operations during previous fiscal years stabilized during fiscal years 2017 and 2018, resulting in additional business development opportunities and higher revenues across multiple market sectors.

Ecology and Environment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	10-26-2018	By /s/	Peter F. Sorci	Title:	Acting Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).